Effective March 7, 2003, Strong Advisor Municipal Bond Fund, a newly created series, acquired, through a non-taxable exchange, substantially all of the net assets of State Street Research Tax-Exempt Fund ("State Street Fund"), a series of State Street Research Tax-Exempt Trust. Strong Advisor Municipal Bond Fund issued 32,180,918 shares valued at $277,624,037 in exchange for the net assets of State Street Fund. Class A, Class B, Class C and Institutional Class shares of the Strong Advisor Municipal Bond Fund were issued to the Class A, Class B and B(1), Class C and Class S shareholders, respectively, of State Street Fund. Strong Advisor Municipal Bond Fund, as a result of the merger, is the surviving entity, while for financial reporting purposes the historical operations and performance of State Street Fund are retained. Certain reclassifications have been made to the prior year State Street Fund financial statements in order to conform to the current year presentation. The fiscal year-end of the State Street Fund was December 31. The fiscal year end of Strong Advisor Municipal Bond Fund is October 31.